THE SOURLIS LAW FIRM
                      Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*		The Galleria
Philip Magri, Esq.+			2 Bridge Avenue
Joseph M. Patricola, Esq.*+ #		Red Bank, New Jersey 07701
					(732) 530-9007  Fax (732) 530-9008
					www.SourlisLaw.com
* Licensed in NJ			Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

________________________________________________________________________________


October 8, 2009

VIA EDGAR AND EXPRESS MAIL
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Attn: 	Daniel H. Morris
	Attorney-Advisor

			Re: 	Casino Players, Inc.
				Amendment No. 9 to Registration on Form S-1
				Filed September 22, 2009
				File No.: 333-138251

Dear Mr. Morris:

	Below please find our responses to the Staff's comment letter, dated October 6, 2009 (the "Comment Letter"), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated comments in the Comment Letter.

Please be advised that the Company has filed Amendment No. 10 to the Registration Statement today. A copy of this letter and Amendment No. 10, marked to show changes to Amendment No. 9 will be sent to you via express mail today.

Please do not hesitate to contact me at (732) 610-2435 if you have any questions regarding this matter.

Very truly yours,

/s/ Philip Magri

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Use of Proceeds, page 21

1.	 Your disclosure indicates that your estimated expenses are $50,000.
However, it appears that your use of proceeds table contemplates that the expenses will be less than $50,000 at the 25%, 50% and 75% funding levels. Please explain or revise accordingly. Make appropriate revisions throughout the registration statement, as appropriate.

RESPONSE:

We have revised the table to read as follows (emphasis added):

Item:				25%		50%		75%		100%

Advertising/Branding (1):	$250,000	$300,000	$341,000	$341,000
Website Improvements (2): 	10,000		10,000		10,000		10,000
Professional Fees (3):		75,000		75,000		75,000		100,000
Working Capital (4)		365,000		1,065,000	1,774,000	2,499,000
Total Funding:			$700,000	$1,450,000	$2,200,000	$2,950,000

2.	Refer to the final paragraph of this section.  The meaning of the second-to-last sentence is unclear. Please revise to clarify, if true, that if actual amounts differ from those set forth in the table, you will adjust your use of proceeds "proportionately." If this is not what you intend to do, please revise to explain the manner in which you will determine how funds will be apportioned if your proceeds are other 25%, 50%, 75% or 100% of the maximum subscription amount. Also, we note that the last sentence of this section might suggest that, notwithstanding your table on page 21, your use of proceeds will be entirely discretionary. Please delete the last sentence of the final paragraph of this section or revise to clarify. Note that any revisions must provide disclosure consistent with the requirements of Item 504 of Regulation S-K, including Note 7.

RESPONSE:

	We have changed the language to read as follows (emphasis added):

THE FOREGOING REFLECTS ONLY ESTIMATES OF THE USE OF THE PROCEEDS FOR 25%, 50%, 75% AND 100% OF THE MAXIMUM SUBSCRIPTION. IF A DIFFERENT AMOUNT OF SUBSCRIPTION IS ATTAINED, THE AMOUNTS WILL BE ADJUSTED PROPORTIONATLEY.

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Organization Within Last Five Years, page 35

3.	We note you have revised your disclosure in the fourth paragraph based upon our comment 4 from the staff letter dated September 15, 2009. However, it appears you do not consistently present negative numbers parenthetically within this paragraph. As you discuss both revenues and losses within the paragraph, and have presented losses within parenthesis, you should also present your loss from inception within parenthesis for clarity. Please revise.

RESPONSE:

We have changed the language to read as follows (emphasis added):

The Company's revenue for 2007 revenue were $81,431, and for 2008 revenues were $4,200; losses for the respective periods were $(193,074) in 2007 and 2008 losses were $(34,849); losses from inception total $(806,910) as of June
30, 2009.   The Company has been under capitalized and has not had the working capital to market the business.

Changes in Disagreements with Accountants, page 46

4.	We note the change you made to the made to the third paragraph in response to our previous comment 8. However, based upon your change, it now appears that the last sentence of that same paragraph should refer to multiple years, not "that year." Please revise accordingly.

RESPONSE:

We have revised the disclosure to read as follows (emphasis added):

The Company dismissed Scharfman because on August 11, 2009, the Public Company Accounting Oversight Board (PCAOB) revoked the registration of Scharfman. As Scharfman is no longer registered with the PCAOB, the Company is not permitted to include its audit reports or consents in our filings with the SEC, including this S-1. Because we had used Scharfman to audit our 2007 and 2008 financial statements included in prior filings of this Form S-1, we were required to retain a firm that is registered with the PCAOB to re-audit fiscal years ended December 31, 2007 and December 31, 2008.

Independent Auditor's Report, page F-2

5.	It appears that you have removed all reference to the statement of stockholders equity in the auditor's report. Provided that this statement was indeed audited, it should be specifically identified in the auditor's report. Please revise.

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RESPONSE:

The audit report has been amended to read as follows (emphasis added):

                     INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
Casino Players, Inc.
Fort Lauderdale, Florida

We have audited the accompanying balance sheet of Casino Players, Inc. as of December 31, 2007 and 2008, and the related statements of operations, statement of stockholders' deficit and cash flows for the years ended December 31, 2007 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Casino Players, Inc. as of December 31, 2007 and 2008, and the results of its operations, statement of stockholders' deficit and its cash flows for the year ended December 31, 2007 and 2008. In conformity with accounting principles generally accepted in the United State of America.

The accompanying Financial Statements have been prepared assuming that the company will continue as a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable period of time. The company has incurred an operating loss of approximately $793,443 for the period since inception July 20, 2005 to December 31, 2008. The future of the company is dependent on its ability to obtain funding. Although the company plans to pursue its equity funding, there can be no assurance that the company will be able raise sufficient working capital to maintain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in the notes to the financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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As discusses in Note 7 to the consolidated financial statements, the 2008 financial statements have been restated to correct a material misstatement.

Larry O'Donnell, CPA, P.C.
 Aurora, Colorado
 August 28, 2009

Statement of Stockholders' Equity, page F-5

6.	We note that you have labeled your financial statements as
"consolidated" pursuant to our previous comment 13. However, the statement of stockholders equity is not labeled as consolidated in the title. Please revise accordingly.

RESPONSE:

We have added "Consolidated" to the statement of stockholders' deficit.

Revenue Recognition, page F-7

7.	 Pursuant to our comment 12 from the staff letter, dated September 15,
2009, we note that you have made the appropriate changes to your revenue recognition policy in the notes for the interim financial statements for the period ended June 30, 2009. However, this change was not made to the notes for the financial statements for the year ended December 31, 2008. If this revenue recognition policy was the same for all periods presented, please revise the revenue recognition policy note on page F-7 accordingly. In this regard, please note that our comment specifically applies to the filed copy of the amendment. We note that the printed copy of that document you provided to the staff does include the revised material.

RESPONSE:

	We have revised the revenue recognition footnote for the fiscal year ended December 31, 2008 to be consistent with the revenue recognition footnote for the period ended June 30, 2009.

Other:

Pursuant to my telephone conversation with John Stickel, SEC Attorney Adviser, please note the following:

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1.	We have amended paragraph (f) under Item 26. Recent Sales of
Unregistered Securities to read as follows:

(f)	The Company had engaged iVest Investments, LLC as counsel to the Company to prepare this registration statement and to provide 12 months of legal services after the registration statement was declared effective by the SEC.
In consideration for such services, on November 29, 2005, the Company issued an aggregate of 2,900,000 shares of common stock of the Company to iVest Investments, LLC. The Company relied on the exemption from the registration requirements of the Securities Act provided in Section 4(2) promulgated thereunder, based on the fact that the issuance did not involve a public offering.

	In May 2007, the Company dismissed iVest Investments LLC; and the Company and iVest verbally agreed to cancel 1,900,000 shares of the 2,900,000 shares the Company had originally issued iVest and for iVest to retain the remaining 1,000,000 shares. We also agreed to register the remaining 1,000,000 shares in this registration statement. J. Bennett Grocock has ultimate voting and dispositive control of the shares held by iVest Investments, LLC.

2. 	We have deleted the word "prior" from the first sentence of the last paragraph of Exhibit 5.1.  The paragraph now reads as follows:

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, as may be amended from time to time. We also consent to the reference to my name and this firm under the heading "Legal Matters" in the prospectus which forms a part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission promulgated thereunder.

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